SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quantum Materials Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766A106

(CUSIP Number)

Leonard H. Bloom

Akerman LLP

One S.E. Third Avenue, 25th Floor

Miami, FL 33131

(305) 374-5600

Fax: (305) 349-4958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Steven Posner Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,117,272*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 23,117,272*
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,272*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share. The amount also includes an aggregate of 4,350,000 shares of common stock initially issued to a third party that have since been transferred to the Steven Posner Irrevocable Trust (the “Trust”) to be held and ultimately disposed of by the Trust pursuant to a settlement.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 264,266,266 shares of common stock outstanding as of October 20, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed October 27, 2014 and (ii) 2,625,000 shares issuable pursuant to the warrants.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Jarrett Posner(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 23,117,272*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 23,117,272*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,272*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Jarrett Posner and Sean Posner are co-trustees of the Trust.
*	Includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share. The amount also includes an aggregate of 4,350,000 shares of common stock initially issued to a third party that have since been transferred to the Trust to be held and ultimately disposed of by the Trust pursuant to a settlement.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 264,266,266 shares of common stock outstanding as of October 20, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed October 27, 2014 and (ii) 2,625,000 shares issuable pursuant to the warrants.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 4 of 9

1.	NAMES OF REPORTING PERSONS Sean Posner(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 23,117,272*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 23,117,272*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,272*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Jarrett Posner and Sean Posner are co-trustees of the Trust.
*	Includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share. The amount also includes an aggregate of 4,350,000 shares of common stock initially issued to a third party that have since been transferred to the Trust to be held and ultimately disposed of by the Trust pursuant to a settlement.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 264,266,266 shares of common stock outstanding as of October 20, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed October 27, 2014 and (ii) 2,625,000 shares issuable pursuant to the warrants.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 5 of 9

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the statement on the Schedule 13D filed on February 6, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2014 (together the “Original Schedule 13D”), by the Steven Posner Irrevocable Trust, Steven Posner, and Stuart Posner. This Amendment No. 2 is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by (i) the Steven Posner Irrevocable Trust (the “Trust”); (ii) Jarrett Posner, the co-trustee of the Trust; and (iii) Sean Posner, the co-trustee of the Trust (collectively, the “Reporting Persons”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is deleted in its entirety and replaced with the following:

Originally, the Trust used trust funds to make all acquisitions of common stock and the convertible debenture. Five hundred thousand dollars ($500,000) was used to acquire the convertible debenture and 1,175,000 shares of common stock from the Company and $16,667 was used to acquire 1,950,000 shares of common stock from a third party.

The debenture was initially convertible into 1,874,765 shares of common stock (at $0.26 per share). On January 30, 2014, the conversion price of the debenture was changed to $0.06 per share and the debenture became convertible into 8,333,333 shares of common stock.

The debenture included a limitation on conversion or exercise, which provided that at no time would the Trust be entitled to convert any portion of the debenture that would result in the beneficial ownership by the Trust of more than 9.99% of the outstanding shares of the Issuer’s common stock.

The debenture was initially due on November 4, 2011 but was extended from time to time until November 4, 2014. The Trust acquired 525,412 shares of common stock in lieu of interest from the debenture.

From February 6, 2009 until May 31, 2014, the Trust acquired an aggregate of 6,215,890 additional shares of common stock of the Company through various transactions including an aggregate of 1,215,890(2) additional restricted shares acquired in lieu of interest during that time period.

The Trust holds (i) one warrant to purchase 1,000,000 shares of common stock with an exercise price of $0.06 per share (“Warrant #1”), (ii) one warrant to purchase 625,000 shares of common stock with an exercise price of $0.06 per share (“Warrant #2”), and (iii) one warrant to purchase 1,000,000 shares of common stock with an exercise price of $0.08 per share (“Warrant #3”, and together with Warrant #1 and Warrant #2, the “Warrants”). Warrant #1 and Warrant #2 were scheduled to expire in 2014 but the expiration date was extended for an additional one year period pursuant to an agreement, dated January 30, 2014, by and between the Company and the Trust. The Trust previously owned an additional warrant to purchase 375,000 shares of common stock with an exercise price of $0.08 per share that was scheduled to expire on December 18, 2014. The Trust declined to exercise that warrant and the warrant expired as scheduled.

(2)	The aggregate of 1,215,890 shares consist of (a) 168,831 shares received on March 4, 2009, (b) 281,225 shares received on November 12, 2009, (c) 105,932 shares received on December 3, 2009, (d) 116,822 shares received on March 8, 2010, (e) 142,045 shares received on January 11, 2011, and (f) 401,035 shares received on October 6, 2011.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 6 of 9

On December 3, 2014, the Trust acquired an aggregate of 4,350,000 additional shares of common stock (the “Additional Shares”), pursuant to a settlement among the Trust and certain third parties regarding previous agreements, claims and personal guarantees of said third parties. The other shares acquired by the Trust consist of (1) 52,154 shares of common stock acquired on October 22, 2014 in lieu of interest and (2) 40,483 shares of common stock acquired on November 10, 2014 in lieu of interest. On November 3, 2014, the Trust converted the existing debenture into 8,333,333 shares of common stock at a conversion price of $0.06 per share.

For purposes of determining the percentages reported in this Amendment No. 2 to the Original Schedule 13D, the Reporting Persons utilized 264,266,266 shares as the Issuer’s total number of outstanding shares of common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 27, 2014).

For purposes of this Amendment No. 2, the total number of shares reported as beneficially owned by the Reporting Persons as of December 23, 2014 is 23,117,272 shares, which includes 2,625,000 shares issuable pursuant to the exercise of the Warrants.

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following:

The Reporting Persons initially acquired the shares of common stock, debenture, and warrants for investment purposes.

Pursuant to a settlement of previous claims, debt arrangements and personal guarantees between the Trust and certain third parties, on December 3, 2014 the Trust acquired an additional 4,350,000 shares of common stock of the Company (the “Additional Shares”). The Trust will sell the Additional Shares and other shares of common stock of the Company that it owns in an orderly fashion and as the market conditions permit, in order to satisfy certain obligations of these third parties and otherwise comply with the terms of the settlement. Once these obligations are satisfied, the additional proceeds from the sale of the Company’s common stock will be divided between the Trust and the third parties pursuant to an agreed upon formula.

The Trust is not subject to a timetable or deadline to complete the aforementioned sale of shares pursuant to the settlement.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of common stock in the open market or in a private transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a) As of December 23, 2014, the Reporting Persons beneficially owned 23,117,272 shares of the Company’s common stock, including shares issued from the conversion of the debenture and shares issued or issuable

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 7 of 9

pursuant to warrants, which represents 8.7% of the class. The Reporting Persons are the beneficial owners of the 2,625,000 shares of common stock issuable pursuant to the exercise of warrants. The shares underlying the warrants do not entitle the Reporting Persons to vote until the warrants are exercised and the underlying shares of common stock are issued. The table below sets forth the individual Reporting Persons ownership as of December 23, 2014.

Name	Amount Beneficially Owned as of December 23, 2014	Percentage of Class(3)
The Steven Posner Irrevocable Trust
common stock	20,492,272
warrants(4)	2,625,000
Total	23,117,272	8.7%

(3)	Based on (i) 264,266,266 shares of common stock outstanding as of October 20, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed October 27, 2014 and (ii) 2,625,000 shares issuable pursuant to the warrants.
(4)	The amount includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share.

(b) The Trust has sole power to vote or dispose of all 23,117,272 of the shares of common stock of the Company. Jarrett Posner and Sean Posner are co-trustees of the Trust. In such roles, Jarrett Posner and Sean Posner each have shared voting and dispositive power over 23,117,272 shares of common stock. The 2,625,000 shares underlying the warrants do not entitle the Reporting Persons to vote until the warrants are exercised and the underlying shares of common stock are issued. Included within the 23,117,272 shares of common stock are an aggregate of 4,350,000 shares that were previously issued to a third party but have been transferred to the Trust pursuant to a settlement.

(c) Transactions in the Issuer’s securities effected by the Trust during the past 60 days include:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security***
10/22/2014	52,154	Acquired interest shares	Acquired as interest on debenture
11/3/2014	8,333,333	Converted debenture into shares	$0.06
11/5/2014	4,350,000	Shares transferred to the Trust pursuant to settlement	Part of the settlement of previous debt arrangements and personal guarantees of third parties
11/10/2014	40,483	Acquired interest shares	Acquired as interest on debenture

***	Represents the average price per share.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 8 of 9

There were no additional transactions in the past 60 days.

(d) See Item 4, second paragraph.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a settlement of previous claims, debt arrangements and personal guarantees between the Trust and certain third parties (Oceanus Capital, LLC, Cypress Advisors, LLC, Scott Koch and Richard Chancis), on December 3, 2014 the Trust acquired an additional 4,350,000 shares of common stock of the Company (the “Additional Shares”). The Trust will sell the Additional Shares and other shares of common stock of the Company that it owns in an orderly fashion and as the market conditions permit, in order to satisfy certain obligations of these third parties and otherwise comply with the terms of the settlement. Once these obligations are satisfied, the additional proceeds from the sale of the Company’s common stock will be divided between the Trust and the third parties pursuant to an agreed upon formula.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 9 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2014

THE STEVEN POSNER IRREVOCABLE TRUST

By:	/s/ Jarrett Posner
Name:	Jarrett Posner
Title:	Co-Trustee

By:	/s/ Sean Posner
Name:	Sean Posner
Title:	Co-Trustee

/s/ Jarrett Posner
Jarrett Posner, individually

/s/ Sean Posner
Sean Posner, individually